Exhibit 99.1

SGOCO Group, Ltd. Appoints New Directors

SHENZHEN, December 22, 2015 /PRNewswire/ -- SGOCO Group, Ltd. (Nasdaq: SGOC), ("SGOCO" or the "Company") a company focused on product design, distribution and brand development in the Chinese display and computer product market, today announced that the Board of Directors has appointed Mr. Cheng Kim Sing (Eric) as an Independent Director of the Company, effective December 22, 2015, to replace Ms. Wai Man (Helen) Hsu, who had resigned from the Board for personal reasons and confirmed no disagreements with the Company.  The Company also announced that the Board of Directors has appointed Mr. Wai Hok Fung as an independent member to the Company's Board of Directors effective December 22, 2015

Mr. Cheng is a professional accountant of Hong Kong and China and has over 15 years of experience in finance and accounting responsibilities.  Prior to joining the commercial filed, Mr. Cheng had been professionally trained in two audit firms.  After that in 2004, he joined Formosa Handbag Company Limited which is one of major subcontractor of Nike Inc. in China.  Subsequently in 2007, Mr. Cheng joined Wofoo Plastics Limited which is the largest PVC compound producer in the Great China.  From 2008 till now, Mr. Cheng is the Finance Manager of Good View Fruits Company Limited which is the top-tier fruits wholesaler and manufacturer in Hong Kong and Macau.

Mr. Wai is an expert in solar industry, dredging, highway construction and power stations projects. Mr. Wai also has many years of experience in M&A, fund raising and pre-IPO deal. In the early 2008, he set up Hebort International Ltd, a Hong Kong based company which associates with a few of China State Owned Enterprises include China Harbour, China Communication Construction, CNTIC and Shenhua group. Hebort later becomes a partner of Silverbear Capital and strategic partner of UNIDO in exploring solar, Green and energy saving industry for more than 6 years. Mr. Wai still serves as the director of Wahfong Industrial Development Co Ltd based in Guangdong China for luxury garment business.

Mr. Shi-Bin Xie, Chief Executive Officer of SGOCO, commented, "I would like to welcome Mr. Cheng and Mr. Wai to the SGOCO Board.  We are confident that his strong financial background and industry expertise will prove valuable as the Company continues to expand its position in the Chinese display and computer product market. I also want to thank Ms. Wai Man (Helen) Hsu for her contributions during her tenure as a Director of the Company and wish her success in her future endeavors."

About SGOCO Group, Ltd.

SGOCO Group, Ltd. is focused on product design, brand development and distribution in the Chinese display and computer product market. SGOCO sells its products and services in the Chinese market and abroad. For more information about SGOCO, please visit our investor relations website http://www.sgocogroup.com.

For investor and media inquiries, please contact:

SGOCO Group, Ltd.

Tony Zhong
Vice President of Finance

Tel: (+86) 0755-26978199 ext: 7500

Email:ir@sgoco.com

Safe Harbor and Informational Statement

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," “will,” "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company’s multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a “light-asset” model. Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, requirements or changes adversely affecting the LCD and LED market in China; fluctuations in customer demand for LCD and LED products generally; our success in promoting our brand of LCD and LED products in China and elsewhere; our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; the fluctuations and competition in sales and sale prices of LCD and LED products in China; China’s overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; changing principles of generally accepted accounting principles; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in SGOCO's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and SGOCO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.